

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 28, 2014

<u>Via E-mail</u>
Ron Weissberg
Chief Executive Officer and Chief Financial Officer
ADB International Group, Inc.
1440 West Bitters Road #1931
San Antonio, Texas 78248

   Re: ADB International Group, Inc.
      Amendment No. 1 to Form 10-K for the Fiscal Year Ended December 31, 2013
      Filed April 23, 2014
      File No. 000-54862

Dear Mr. Weissberg:

  We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

<u>Signatures</u>

1. We reviewed the revisions made in response to comment 5 in our letter dated April 14, 2014. The revisions did not adequately address our comment and as such, the comment is repeated.

  The report must be signed by the registrant. In addition, the report must also be signed on behalf of the registrant by its controller or principal accounting officer. Any person who occupies more than one position should indicate each capacity in which he or she signs the report. Refer to General Instruction D(2)(a)-(b) of Form 10-K. Please amend to include the required signatures.

You may contact Adam Phippen, Staff Accountant, at (202) 551-3336 or Jim Allegretto, Senior Assistant Chief Accountant, at (202) 551-3849 if you have questions regarding comments on the financial statements and related matters. Please contact Jennifer López, Staff Attorney, at (202) 551-3792, Dietrich King, Legal Branch Chief, (202) 551-3338 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Dietrich A. King for

Mara L. Ransom
Assistant Director